AMERICAN GILSONITE COMPANY
16200 Park Row Drive, Suite 250
Houston, TX 77084

December 15, 2016

VIA EDGAR TRANSMISSION AND ELECTRONIC DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	David Link Jonathan Burr

Re:	American Gilsonite Company and the other Applicants Form T-3 (File No. 022-29028)

Ladies and Gentlemen:

We refer to Form T-3 (File No. 022-29028) (as amended, the “Form T-3”) of American Gilsonite Company (the “Company”) and the other Applicants (as defined below), initially filed on October 20, 2016 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture, among the Company, as issuer, the guarantors party thereto (such guarantors, collectively with the Company, the “Applicants”) and Wilmington Trust, National Association, as trustee, governing the Company’s new 17% Subordinated Notes due 2021 (the “Indenture”).

On December 13, 2016, the Applicants filed Amendment No. 1 to the above referenced Form T-3.  We hereby request the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 9:00 a.m. (EST) on December 27, 2016 or as soon as reasonably practicable thereafter.

In connection with the filing of the Form T-3, the Applicants acknowledge the following:

•          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•          the Applicants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Todd Chandler at (212) 310-8172 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Form T-3.

Very truly yours,

AMERICAN GILSONITE COMPANY

By:	/s/ Steven A. Granda
Name: Steven A. Granda
Title: Vice President and Chief Financial Officer